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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

KOS PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
500648100
(CUSIP Number)
Michael Jaharis
Mary Jaharis
Wilson Point Holdings, LP
Cubs Management, LLC
Kos Investments, Inc.
Kos Holdings, Inc.
Kathryn Jaharis
Steven Jaharis
Jaharis Holdings, LLC
Jaharis Family Foundation, Inc.
Steven Jaharis Generational Trust
c/o Steven K. Aronoff, P.C.
499 Park Avenue, 6th Floor
New York, New York 10022
(212) 889-9250
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Michael Jaharis

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,316,650

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		19,939,691

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,316,650

WITH	10	SHARED DISPOSITIVE POWER:

		8,570,070

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	25,256,341

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	52.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
(1)	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Mary Jaharis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,622

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,032,111

WITH	10	SHARED DISPOSITIVE POWER:

2,000,001

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,622

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Wilson Point Holdings, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

3,841,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Cubs Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

3,841,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Kos Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		8,570,069

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

8,570,069

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,570,069

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Kos Holdings, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,610,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

7,610,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,610,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

16.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Kathryn Jaharis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		166,575

WITH	10	SHARED DISPOSITIVE POWER:

3,841,649

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Steven Jaharis

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		396,423

WITH	10	SHARED DISPOSITIVE POWER:

3,910,102

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Jaharis Holdings, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

2,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Jaharis Family Foundation, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Florida

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,844,410

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No. 500648100

1	NAMES OF REPORTING PERSONS: Steven Jaharis Generational Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

NOT APPLICABLE

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

NOT APPLICABLE

	7	SOLE VOTING POWER:

NUMBER OF		None

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		11,349,621

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER:

68,453

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

11,349,621

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

23.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 500648100

Item 1. Security and Issuer.
     This Amendment No. 11 supplements and amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2002, as amended by various Amendments filed with the Commission (collectively the “Filings”), and relates to the common stock, par value $.01 per share (the “Common Stock”), of Kos Pharmaceuticals, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Cedar Brook Drive, Cranbury, NJ 08512.
Item 2. Identity and Background.
(a)	Name of Persons Filing:

Michael Jaharis
Mary Jaharis
Wilson Point Holdings, LP, a Delaware limited partnership
Cubs Management, LLC, a Delaware limited liability company
Kos Investments, Inc., a Delaware corporation
Kos Holdings, Inc., a Delaware corporation
Kathryn Jaharis
Steven Jaharis
Jaharis Holdings, LLC, a Delaware limited liability company
Jaharis Family Foundation, Inc., a Florida not for profit corporation
Steven Jaharis Generational Trust

(b)	Address of Principal Business Office or if None, Residence:

For each filer except Jaharis Family Foundation, Inc.: c/o Steven K. Aronoff, P.C. 499 Park Avenue 6th Floor New York, New York 10022

For Jaharis Family Foundation, Inc. 2200 N. Commerce Parkway, Suite 300 Weston, Florida 33326

(c)	Michael Jaharis conducts various business activities and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Mary Jaharis is not currently employed and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., Kos Holdings, Inc., and Jaharis Holdings, LLC are all private investment vehicles for the Jaharis families. Steven Jaharis is a physician and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Kathryn Jaharis is a jewelry designer and investor and any correspondence regarding this filing should be addressed c/o Steven K. Aronoff at the mailing address above. Jaharis Family Foundation, Inc. is a charitable foundation. The Steven Jaharis Generational Trust is used for estate planning purposes.

(d)	During the last five years, none of the filers have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the filers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order

CUSIP No. 500648100

enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	Each of Michael Jaharis, Mary Jaharis, Steven Jaharis and Kathryn Jaharis are United States citizens.
Item 3. Source and Amount of Funds or Other Consideration.
The information contained in Item 3 of the Filings is hereby supplemented as follows:
     On October 25, 2006, Mary Jaharis gifted 2,844,410 shares of Common Stock to the Jaharis Family Foundation.
Item 4. Purpose of Transaction.
The information contained in Item 4 of the Filings is hereby supplemented as follows:
     The Jaharis Family Foundation acquired the 2,844,410 shares of Common Stock from Mary Jaharis as a gift.
     The filers have been and may continue to be in contact with the Issuer’s management, members of the Issuer’s Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value. The filers may acquire or dispose of shares of the Issuer’s Common Stock from time to time for estate planning or other purposes.
     Except as set forth in this Item, the filers have no present plan or proposal that relates to or would result in (i) the acquisition of additional securities or the disposition of securities of the Issuer by any person, (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries, (iii) any change in the Issuer’s present Board of Directors or management, (iv) any material change in the Issuer’s present capitalization or dividend policy or any other material change in the Issuer’s business or corporate structure, (v) any change in the Issuer’s charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in any class of the Issuer’s equity securities becoming eligible for termination of its registration pursuant to the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action. However, the filers reserve the right to formulate plans or proposals specified in clauses (i) through (vii) hereof.

CUSIP No. 500648100

Item 5. Interest in Securities of the Issuer.

(1)(a)	Number of Shares beneficially owned by Michael Jaharis:

25,256,341 (52.2% of the Common Stock)

(1)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

5,316,650

(ii)	Shared power to vote or to direct the vote:

19,939,691

(iii)	Sole power to dispose or to direct the disposition of:

5,316,650

(iv)	Shared power to dispose or to direct the disposition of:

8,570,070

(1)(c)	Mr. Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(1)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Michael Jaharis.

(2)(a)	Number of Shares beneficially owned by Mary Jaharis: 11,349,622 (23.5% of the Common Stock)

(2)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,622

(iii)	Sole power to dispose or to direct the disposition of:

2,032,111

(iv)	Shared power to dispose or to direct the disposition of:

2,000,001

CUSIP No. 500648100

(2)(c)	In addition to the transactions in the Common Stock disclosed herein, Mary Jaharis acquired 14,708 shares of Common Stock from a grantor retained annuity trust as a gift on September 25, 2006.

(2)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mary Jaharis.

(3)(a)	Number of shares beneficially owned by Wilson Point Holdings, LP:

11,349,621 (23.5% of the Common Stock)

(3)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(3)(c)	Wilson Point Holdings, LP has not engaged in any transactions in the Common Stock during the past 60 days, except as described herein.

(3)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Wilson Point Holdings, LP.

CUSIP No. 500648100

(4)(a)	Number of shares beneficially owned by Cubs Management, LLC:

11,349,621 (23.5% of the Common Stock)

(4)(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or o direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(4)(c)	Cubs Management, LLC has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(4)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Cubs Management, LLC.

(5)(a)	Number of shares beneficially owned by Kos Investments, Inc.:

8,570,069 (18.1% of the Common Stock)

(5)(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or o direct the vote:

8,570,069

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

8,570,069

CUSIP No. 500648100

(5)(c)	Kos Investments, Inc. has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(5)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Investments, Inc.

(6)(a)	Number of shares beneficially owned by Kos Holdings, Inc.:

7,610,000 (16.0% of the Common Stock)

(6)(b)	Number of Shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or o direct the vote:

7,610,000

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

7,610,000

(6)(c)	Kos Holdings, Inc. has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(6)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kos Holdings, Inc.

CUSIP No. 500648100

(7)(a)	Number of Shares beneficially owned by Kathryn Jaharis:

11,349,621 (23.5% of the Common Stock)

(7)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

166,575

(iv)	Shared power to dispose or to direct the disposition of:

3,841,649

(7)(c)	Kathryn Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(7)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Kathryn Jaharis.

(8)(a)	Number of Shares beneficially owned by Steven Jaharis:

11,349,621 (23.5% of the Common Stock)

(8)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

396,423

(iv)	Shared power to dispose or to direct the disposition of:

3,910,102

CUSIP No. 500648100

(8)(c)	Steven Jaharis indirectly acquired 68,453 shares of Common Stock on July 7, 2006. Steve Jaharis has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(8)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis.

(9)(a)	Number of Shares beneficially owned by Jaharis Holdings, LLC:

11,349,621 (23.5% of the Common Stock)

(9)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

2,000,000

(9)(c)	Jaharis Holdings, LLC has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(9)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jaharis Holdings, LLC.

CUSIP No. 500648100

(10)(a)	Number of Shares beneficially owned by Jaharis Family Foundation, Inc.:

11,349,621 (23.5% of the Common Stock)

(10)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

2,844,410

(iv)	Shared power to dispose or to direct the disposition of:

None

(10)(c)	Jaharis Family Foundation, Inc. has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(10)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Jaharis Family Foundation, Inc..

(11)(a)	Number of Shares beneficially owned by Steven Jaharis Generational Trust:

11,349,621 (23.5% of the Common Stock)

(11)(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

None

(ii)	Shared power to vote or to direct the vote:

11,349,621

(iii)	Sole power to dispose or to direct the disposition of:

None

(iv)	Shared power to dispose or to direct the disposition of:

68,453

CUSIP No. 500648100

(11)(c)	Steven Jaharis Generational Trust acquired 68,453 shares of Common Stock on July 7, 2006. Steve Jaharis Generational Trust has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(11)(d)	No person other than the filing persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Steven Jaharis Generational Trust.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The filing persons have agreed to act as a group solely for purposes of voting the 3,841,649 shares of Common Stock held by Wilson Point Holdings, LP, and all of the shares held by Mary Jaharis, Steven Jaharis, Kathryn Jaharis, Jaharis Holdings, LLC, Jaharis Family Foundation, Inc., and the Steven Jaharis Generational Trust. The filing persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     Joint Filing Agreement between Michael Jaharis, Mary Jaharis, Wilson Point Holdings, LP, Cubs Management, LLC, Kos Investments, Inc., Kos Holdings, Inc., Kathryn Jaharis, Steven Jaharis, Jaharis Holdings, LLC, Jaharis Family Foundation, Inc., and the Steven Jaharis Generational Trust.

CUSIP No. 500648100

SIGNATURES
     After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.
Dated: November 1, 2006.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis

JAHARIS HOLDINGS, LLC
By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis, Managing Member

JAHARIS FAMILY FOUNDATION, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

CUSIP No. 500648100

STEVEN JAHARIS GENERATIONAL TRUST
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Trustee

CUSIP No. 500648100

EXHIBIT A
Joint Filing Agreement
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Schedule 13D. This Joint Filing Agreement shall be included as an exhibit to such joint filing. In evidence thereof, each of the undersigned being duly authorized, hereby execute this Agreement this 1st day of November, 2006.

By:	Lawrence B. Copperman as attorney in fact
Michael Jaharis

By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis

WILSON POINT HOLDINGS, LP
By:	Cubs Management, LLC, its General Partner

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

CUBS MANAGEMENT, LLC
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Manager

KOS INVESTMENTS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

KOS HOLDINGS, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis

By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis

JAHARIS HOLDINGS, LLC
By:	Lawrence B. Copperman as attorney in fact
Mary Jaharis, Managing Member

JAHARIS FAMILY FOUNDATION, INC.
By:	Lawrence B. Copperman as attorney in fact
Kathryn Jaharis, President

CUSIP No. 500648100

STEVEN JAHARIS GENERATIONAL TRUST
By:	Lawrence B. Copperman as attorney in fact
Steven Jaharis, Trustee